LONGHAI STEEL INC.
No. 1 Jingguang Road, Nieqiu County
Xingtai City, Hebei Province 054000
People’s Republic of China

May 14, 2012

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Pamela Long

Re:	Longhai Steel Inc.
Preliminary Information Statement on Schedule 14C
Filed April 10, 2012
File No. 001-35017

Dear Ms. Long:

We hereby submit the responses of Longhai Steel Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 2, 2012, providing the Staff’s comments with respect to the above referenced Preliminary Information Statement on Schedule 14C (the “Filing”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Security Ownership of Certain Beneficial Owners and Management

1.

We note that with respect to Mr. Zhang’s beneficial ownership, you disclose a reduced ownership percentage as compared to his percentage of beneficial ownership disclosed in the Form 10-K for the fiscal year ended December 31, 2011. Please explain the discrepancy. Based on the definition of beneficial ownership set forth in Exchange Act Rule 13d-3, which states that a beneficial owner is, among others, a person who, directly or indirectly, through relationship or otherwise, has or shares (1) voting power which includes the power to vote, or to direct the voting of, such security; and/or, (2) investment power, which includes the power to dispose of, or to direct the disposition of, such security, with a view towards disclosure, please tell us whether Mr. Wang would be deemed to beneficially own the shares held by his nephew and whether or not he disclaims beneficial ownership of such shares. Lastly, please ensure to update your disclosure here in light of the share ownership changes identified in your Current Report on Form 8-K filed with the Commission on April 24, 2012.

Division of Corporation Finance
May 14, 2012

Company Response:

a.

We note that with respect to Mr. Zhang’s beneficial ownership, you disclose a reduced ownership percentage as compared to his percentage of beneficial ownership disclosed in the Form 10-K for the fiscal year ended December 31, 2011. Please explain the discrepancy.

The Company respectfully advises the Staff that the reduced ownership percentage to which the Staff refers occurred as a result of a clerical error in the number of shares beneficially owned by Xingfang Zhang as disclosed in the Filing. The disclosure that appears in the Company’s Form 10-K for the fiscal year ended December 31, 2011, reflecting that Mr. Zhang beneficially owns 2,900,825 shares, is accurate. The Company further advises the Staff that Mr. Zhang’s ownership percentage disclosed in the Filing is further reduced as compared to the beneficial ownership percentage disclosed in such Form 10-K due to the revised disclosure pursuant to the Staff’s comment as set forth in Section 1.c. of this letter.

b.

Based on the definition of beneficial ownership set forth in Exchange Act Rule 13d-3, which states that a beneficial owner is, among others, a person who, directly or indirectly, through relationship or otherwise, has or shares (1) voting power which includes the power to vote, or to direct the voting of, such security; and/or, (2) investment power, which includes the power to dispose of, or to direct the disposition of, such security, with a view towards disclosure, please tell us whether Mr. Wang would be deemed to beneficially own the shares held by his nephew and whether or not he disclaims beneficial ownership of such shares.

The Company respectfully advises the Staff that Mr. Wang is not deemed to beneficially own the shares held by Mr. Zhang.

c.	Lastly, please ensure to update your disclosure here in light of the share ownership changes identified in your Current Report on Form 8-K filed with the Commission on April 24, 2012.

The Company respectfully advises the Staff that the disclosure in the Filing has been amended to reflect the share ownership changes that were disclosed in our Current Report on Form 8-K filed with the Commission on April 24, 2012. The Company further advises the Staff that the Filing has been amended to reflect the appointment of Joseph M. Howell, III to the Board of Directors of the Company as disclosed in our Current Report on Form 8-K filed with the Commission on May 4, 2012.

Amendment and Restatement of Our Articles of Incorporation and Bylaws

2.

Please expand your disclosure to describe the provisions of the articles of incorporation and bylaws that were amended and restated, and discuss the general effects of these amendments. Refer to Item 19 of Schedule 14A and Item 1 of Schedule 14C. You may consider including marked copies of the amended and restated articles and bylaws, highlighting the amended provisions.

Division of Corporation Finance
May 14, 2012

Company Response: The Company respectfully advises the Staff that the disclosure in the Filing has been amended in response to the Staff’s comment.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Division of Corporation Finance
May 14, 2012

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Fang Liu, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8346.

Sincerely,

Longhai Steel Inc.

By: /s/ Chaojun Wang
Chaojun Wang
Chairman and Chief Executive Officer